HOLTZ
RUBENSTEIN
REMINICK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10035823

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jupiter Distribution Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 Jog Road
(No. and Street)

Greenacres (City) Florida (State) 33415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Barstein, Secretary and Treasurer 561-228-5405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP
(Name – *if individual, state last, first, middle name*)

125 Bayliss Road (Address) Melville (City) New York (State) 11747 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HOLTZ
RUBENSTEIN
REMINICK

OATH OR AFFIRMATION

I, Diane Barstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jupiter Distribution Partners, Inc., as of February 24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DONNA A. DETOMASSO
Notary Public, State of Florida
Commission# DD706953
My comm. expires Nov. 11, 2011

Signature

Secretary and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

JUPITER DISTRIBUTION PARTNERS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

JUPITER DISTRIBUTION PARTNERS, INC.

Contents

Year Ended December 31, 2009 *Pages*

Financial Statements

Supplementary Information

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www. hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Report of Independent Registered Public Accounting Firm

Stockholder
Jupiter Distribution
Partners, Inc.
Greenacres, Florida

We have audited the accompanying statement of financial condition of Jupiter Distribution Partners, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Distribution Partners, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net operating loss, negative working capital and deficit net capital position raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

Melville, New York
February 25, 2010

JUPITER DISTRIBUTION PARTNERS, INC.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and Cash Equivalents	$	167,402
Accounts Receivable		1,875
Employee Advance		5,000
Equipment and Leasehold Improvements, net of accumulated depreciation of $109		2,365
Website, net of accumulated amortization of $2,101		12,730
Total Assets	$	189,372
Liabilities and Stockholder's Deficit		
Liabilities:		
Accounts payable and accrued expenses	$	28,306
Unearned revenue		109,377
Total Liabilities		137,683
Stockholder's Equity:		
Common stock, $.001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		384,742
Accumulated deficit		(333,054)
Total Stockholder's Equity		51,689
Total Liabilities and Stockholder's Equity	$	189,372

JUPITER DISTRIBUTION PARTNERS, INC.

Statement of Operations

Year Ended December 31, 2009

Revenue:	
Direct marketing income	$ 397,706
Interest	607
	398,313
Expenses:	
Salaries	253,106
Payroll taxes	13,220
Commission expense	26,500
Travel, entertainment and meals	22,772
Bank fees	88
Telephone	2,525
Education and seminar	2,760
Rent	28,225
Dues and subscriptions	1,113
Insurance	4,798
Legal and professional	75,116
Licensing and registration fees	56,020
Marketing	4,929
Office expense	2,055
Taxes	234
Utilities	3,817
Miscellaneous expense	4,022
Information technology	9,247
Depreciation and amortization	2,210
	512,757
Net Loss	$ (114,444)

See notes to financial statements.

JUPITER DISTRIBUTION PARTNERS, INC.

Statement of Changes in Stockholder's Equity (Deficit)

Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2009	1,000	$ 1	$ 179,999	$ (218,610)	$ (38,610)
Capital Contributions	-	-	175,000	-	175,000
Conversion of Debt to Equity	-	-	29,743	-	29,743
Net Loss	-	-	-	(114,444)	(114,444)
Balance, December 31, 2009	1,000	$ 1	$ 384,742	$ (333,054)	$ 51,689

See notes to financial statements.

HOLTZ
RUBENSTEIN
REMINICK

JUPITER DISTRIBUTION PARTNERS, INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net loss	$ (114,444)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	2,210
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(1,875)
(Increase) in draw on future commissions	(5,000)
(Decrease) in due to affiliate	(125,443)
Increase in accounts payable	16,445
(Decrease) in unearned revenue	(270,831)
Net Cash Used in Operating Activities	(498,938)
Cash Flows from Investing Activities:	
Purchases of equipment and leasehold improvements	(2,474)
Payment for website development	(14,831)
Net Cash Used in Investing Activities	(17,305)
Cash Flows from Financing Activities:	
Capital contributions received	175,000
Net Cash Provided by Financing Activities	175,000
Net Decrease in Cash and Cash Equivalents	(341,243)
Cash and Cash Equivalents, beginning of year	508,645
Cash and Cash Equivalents, end of year	$ 167,402
Supplemental Disclosure of Noncash Activities:	
Conversion of debt to equity	$ 29,743

1. Nature of Operations

Jupiter Distribution Partners, Inc. ("JDP" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of 401kExchange, Inc. ("Parent").

On October 8, 2008, the board of directors approved an amendment to the certificate of incorporation to change the corporation name from Retirement Exchange, Inc. to Jupiter Distribution Partners, Inc.

Along with its corporate name change, the Company revised its business model to provide marketing and advisory services to mutual funds and other investment related entities in the retirement industry. The Company's Parent provides practice management tools and services for financial advisors focused on the 401(k) market. JDP's current business plan is to leverage off the practice management tools of its Parent and perform outsourced marketing and advisory services to mutual fund and other investment related companies. Services will be provided based upon individual contract terms and are expected to include an upfront marketing fee, as well as commissions based on assets moved to and then managed by the customer. In November 2008, JDP executed its first service agreement. Previously, all of the Company's funding had been provided by its Parent.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's net operating loss, negative working capital and deficit net capital position raise substantial doubt about its ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Revenue recognition - Revenue from marketing services contracts is recognized on a straight-line basis over the contract period. Initial year start-up fees are recognized on a straight-line basis over the start-up period, or if related to a specific service, when such service is provided. Unearned revenue represents nonrefundable up-front fees received in excess of revenue recognized. As contract terms are generally one year, unearned revenue is expected to be recognized over with the next 12 month reporting period.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Equipment and leasehold improvements - Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method at rates calculated to amortize the cost of the assets over their estimated useful lives.

Intangible assets - The website is being amortized using the straight-line method over an estimated useful life of five years. Amortization expense for the year ended December 31, 2009 was $2,101. Amortization expense in each of the next four years will approximate $3,000.

Uncertain tax positions - The Company has adopted the application of a pronouncement issued by the Financial Accounting Standards Board ("FASB") regarding uncertainties in income taxes. As of December 31, 2009, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the accompanying financial statements.

Advertising costs - Advertising costs are charged to operations when incurred. The Company did not incur advertising costs for the year ended December 31, 2009.

Evaluation of subsequent events - Management has evaluated subsequent events through February 25, 2010, the date the financial statements were available to be issued, for inclusion or disclosure in the financial statements.

3. Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk, consists principally of cash and cash equivalents. The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed amount insured by the Federal Depository Insurance Corporation ("FDIC").

Revenue for the year ended December 31, 2009 was derived from one customer.

4. Related Party Transactions

The Company and its Parent share office space and maintain an arrangement, whereby, its Parent makes available to JDP certain administrative employees, office equipment, and other goods and services, and charges JDP for its allocated share of expenses. These charges aggregated approximately $154,500 for the year ended December 31, 2009. There is no balance due to the Parent at December 31, 2009.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2009, the Company had net capital of $49,280, which was $40,101 in excess of its required net capital of $9,179. The Company's aggregate indebtedness to net capital ratio was 2.79 to 1.

Supplementary Information

JUPITER DISTRIBUTION PARTNERS, INC.

Supplementary Information - Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2009

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital:		
Total stockholder's equity	$	51,689
Non-allowable assets		-
Haircuts		2,409
	$	49,280

Ratio:	
Aggregate indebtedness to net capital ($137,683/$49,280)	2.79 to 1

Reconciliation with Computation included in Part II of Form X-17a-5, as of December 31, 2009.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

Schedule 2 - Computation to Determination of Reserve Pursuant to Rule 15c3-3

Not applicable.

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www. hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report on Internal Accounting Control

Stockholder
Jupiter Distribution
  Partners, Inc.
Greenacres, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Jupiter Distribution Partners, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Jupiter Distribution Partners, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 25, 2010

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www. hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Stockholder
Jupiter Distribution
Partners, Inc.
Greenacres, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Jupiter Distribution Partners, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting any differences. This procedure was not required since there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 25, 2010